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              FILED BY INDUSTRIAL ALLIANCE INSURANCE AND FINANCIAL SERVICES INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                         SUBJECT COMPANY: CLARINGTON CORPORATION
                                                  COMMISSION FILE NO. 333-129852


THIS FILING CONSISTS OF A PRESS RELEASE RELATING TO INDUSTRIAL ALLIANCE INSURANCE AND FINANCIAL SERVICES INC. ("INDUSTRIAL ALLIANCE") AND CLARINGTON CORPORATION ("CLARINGTON")

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Industrial Alliance has filed a Registration Statement on Form F-80, a prospectus and other related documents with the Securities and Exchange Commission (the "SEC"). Shareholders of Industrial Alliance and Clarington are advised to read these documents because they contain important information. Shareholders of the companies may obtain copies of these documents for free at the SEC's website at www.sec.gov. These and such other documents may also be obtained for free from: Industrial Alliance Insurance and Financial Services Inc., 1080 Saint-Louis Road, Sillery, Quebec, Canada, G1K 7M3, Attention: Vice President, Investor Relations, Telephone:
418-684-5275.

                                      ****

NEWS RELEASE

        INDUSTRIAL ALLIANCE TO MAIL TAKE-OVER BID CIRCULAR FOR CLARINGTON

TORONTO, NOVEMBER 18, 2005 - Industrial Alliance Insurance and Financial Services Inc. ("Industrial Alliance" or "IA") announced that it plans to mail its take-over bid circular no later than November 21, 2005 to Clarington Corporation ("Clarington") shareholders. Terms of the Offer (the "Offer") are unchanged from the description provided in Industrial Alliance's press release dated November 7, 2005.

Under the Offer, Clarington shareholders are being offered $14.25 per Clarington share in cash and/or Industrial Alliance common shares at their option. The cash option is not subject to limitation or pro-ration, while the share option is subject to pro-ration based upon a maximum of 25% of the purchase price.

The Offer is not subject to due diligence, but is subject to certain typical conditions, including acceptance of the Offer by holders of at least 66 2/3% of the outstanding common shares of Clarington calculated on a fully diluted basis, and receipt of all required regulatory approvals.

Industrial Alliance acknowledges that CI Financial ("CI") issued a press release on November 14, 2005 and again on November 18, 2005 stating that CI intends to make a formal offer for Clarington by way of a take-over bid circular. If and when such a formal offer by CI is made, Industrial Alliance will review it fully, and determine whether or not Industrial Alliance will vary any of the terms of the Offer, including price.

Industrial Alliance chose to partner with Clarington because it has a solid platform to build upon. Clarington has been one of the fastest growing mutual fund companies in Canada over the last decade. Since its inception in 1995, Clarington has grown to $4.2 billion in total assets under management and has experienced only three months of net redemptions in that time.

Industrial Alliance would apply the same discipline to managing Clarington mutual funds as it does for its existing retail mutual funds and segregated funds. This would mean access to Industrial Alliance's talented in-house managers and best of breed third party firms. In addition, Industrial Alliance would take advantage of its existing infrastructure and scale, which over time is expected to result in significant improvements to management expense ratios for Clarington mutual fund investors.

"IA is committed to providing competitively-priced products," said Normand Pepin, Executive Vice-President of Industrial Alliance. "In fact, our segregated fund line-up has expense ratios on average 40 to 50 basis points lower than comparable segregated funds offered by CI and its affiliates."

In its press release, CI advised of its intent to merge the vast majority of Clarington's funds into its own line-up. In contrast, Industrial Alliance plans to keep the vast majority of the Clarington funds intact.

"Clarington is a dynamic corporation with talented people and has brought a great deal of innovation to the market," said Normand Pepin. "We intend to keep the Clarington team, including wholesalers, largely intact. They have successfully competed with the larger fund companies, and gained significant market share."


1080 SAINT-LOUIS ROAD, SILLERY, PO BOX 1907,
STATION TERMINUS, QUEBEC CITY QC G1K 7M3                          www.inalco.com

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"Investors selected Clarington funds for a reason," added David Scandiffio,
President of Industrial Alliance Fund Management Inc. ("IA Fund Management"). "By merging Clarington funds into bigger, less nimble funds from a larger complex, CI would fundamentally be changing the nature of the offering, including distribution features, tax efficiency, and the potential for performance."

Industrial Alliance has a solid reputation as a disciplined investment manager, with a dependable long-term approach to investing. Over 95% of Industrial Alliance's segregated fund assets have performed in the first and second quartile over five years, through access to a unique combination of talented in-house money managers alongside established external firms with proven expertise.

The two largest mutual funds in the IA Fund Management line-up are the R Dividend Income Fund and the IA Canadian Conservative Equity Fund. Both have track records greater than 10 years and have consistently been 4 or 5 star Morningstar rated funds. The R Dividend Income Fund is managed in-house by Pierre Bernard, while the IA Canadian Conservative Equity Fund, with its unparalleled 50-year track record, is advised by Leon Frazer & Associates. Performance for these funds up to October 31, 2005, is as follows (please see disclosure at the end of the press release):


                                                       1-YEAR          3-YEAR         5-YEAR         10-YEAR         SINCE INCEPTION
                                                       ------          ------         ------         -------         ---------------
IA Canadian Conservative Equity Fund                    20.1%           15.8%           9.8%           14.5%                   10.0%
R Dividend Income Fund                                  13.8%           14.9%          13.0%           12.2%                   12.1%

Industrial Alliance remains fully committed to its wealth management strategy and, whether by organic growth or through acquisitions, will continue to build its asset management operations and offer Canadian investors top-quality investment products.

ABOUT INDUSTRIAL ALLIANCE
Founded in 1892, Industrial Alliance Insurance and Financial Services Inc. is a life and health insurance company that offers a wide range of life and health insurance products, savings and retirement plans, RRSPs, mutual and segregated funds, securities, auto and home insurance, mortgage loans and other financial products and services. The fifth largest life and health insurance company in Canada, Industrial Alliance is at the head of a large financial group - the Industrial Alliance Group - which has operations across Canada as well as in the Northwestern United States. Industrial Alliance insures over 1.7 million Canadians, employs more than 2,600 people and manages and administers $32.4 billion in assets. Industrial Alliance stock is listed on the Toronto Stock Exchange under the ticker symbol IAG. Industrial Alliance is among the 100 largest public companies in Canada.

Note
----
(C)Morningstar Research Inc. All rights reserved. To learn more about Morningstar Rating system, please go to www.morningstar.ca.


R Funds and IA Funds are Funds offered by Industrial Alliance Fund Management Inc. The indicated rates of return, calculated as of October 31, 2005, are historical annual compounded total returns provided for 1, 3, 5, 10 years and since inception. The stated returns include changes in unit value and reinvestment of all distributions and do not take into account sales, redemption, optional charges or income taxes payable by any investor that would have reduced returns. Sales commissions, trailing commissions, management fees and expenses all may be associated with mutual fund investments. Mutual funds are not guaranteed, their values change frequently and past performance may not be repeated. Please carefully read the prospectus before investing.

                                     - 30 -


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INTERVIEWS AND INFORMATION
To arrange an interview with David Scandiffio, President of Industrial Alliance Fund Management Inc., please contact Jacques Carriere, Vice-President, Investor Relations, Industrial Alliance Insurance and Financial Services Inc., at 418-684-5275 or jacques.carriere@inalco.com.
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